ANDINA — POLAR MERGER CONFERENCE CALL

Filed by Embotelladora Andina S.A.

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Embotelladoras Coca-Cola Polar S.A.

Commission File No. 001-13142

Cordially invites you to its

Conference Call

to discuss the merger of Embotelladora Andina and Embotelladoras Coca-Cola Polar

Wednesday, February 8, 2012

  3:00 pm Eastern Time

5:00 pm Santiago Time

Presenting in SPANISH:

Miguel Ángel Peirano, Chief Executive Officer

For this Conference Call we are offering a simultaneous translation from Spanish to English

To access the call, please dial:

(800) 311-9401 from within the U.S.

(334) 323-7224 from elsewhere outside the U.S.

Chile Toll Free: 1-230-020-3417

For participants wishing to listen to the conference call in English please provide 46236 as your password.

For those participants wishing to listen to the call in Spanish please provide 85432 as your password.

For your convenience, we will be posting a presentation on our website prior to the conference call

www.embotelladoraandina.com

A replay of the call in English will be available until

April 8, 2012

To obtain the replay, please call:

877-919-4059 from within the U.S.

334-323-7226 outside the U.S.

Passcode: 17302339

The audio file will be permanently available on the Company’s website:

www.embotelladoraandina.com

beginning Thursday, February 9, 2012